FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 02 January 2004


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding 'Change of Adviser' dated 31 December 2003



              Baltimore Technologies plc appoints Oriel Securities

London, UK - 31 December 2003. Baltimore Technologies plc (London: BLM) announces that it has today appointed Oriel Securities as its corporate broker.

                                    - ENDS -

For further information please call:

Smithfield - 020 7360 4900
Andrew Hey
Nick Bastin
Will Swan

For information about Baltimore Technologies plc go to: www.baltimore.com

                                      ###

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

                                      ###

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc

                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 02 January 2004